tw telecom inc. 10475 Park Meadows Drive Littleton, CO 80124 T 303 566 1000 F 303 566 1282

June 30, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re:	tw telecom inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

and Documents Incorporated by Reference

Filed February 24, 2009

File No. 001-34243

Dear Mr. Spirgel:

The following information is being provided in response to your letter dated May 28, 2009 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above referenced filing. Listed below are our responses to the Staff’s comments. For your convenience, the Staff’s comments have been retyped below in bold font and our responses thereto have been set forth immediately after each comment. For the comments that request additional disclosure, we have generally provided the disclosures (or similar disclosures) we propose to make in our next Form 10-K, or Form 10-Q where applicable, and Definitive Proxy Statement filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 35

1.

We note that goodwill accounted for 18% of total assets as of December 31, 2008. We note from page 32 that although revenue continued to grow, your growth rates were slowed by the recent economic downturn. As a result of your impairment test of your reporting unit as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•

Describe the significant estimates and assumptions you employed to determine the fair value of your reporting unit in your impairment analysis. For example, you should disclose the discount rate for the reporting unit and how the discount rate was determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1.	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2.	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3.	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

tw telecom inc. response:

Although goodwill represents a substantial portion of our total assets, there was not a significant risk for impairment as of the date of our impairment testing and at December 31, 2008. As of December 31, 2008, our market capitalization was $1.25 billion, which represented 210% of our net assets before consideration of any control premium. We considered the degree of risk in determining the level of disclosures necessary and believe our disclosures were adequate given these facts, among others, including our discounted cash flow analysis as described below.

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We will continue to consider the level of disclosure necessary in future filings based on an assessment of the risk for impairment and if necessary, would consider disclosures similar to the following language:

Under SFAS 142, considerable management judgment is necessary to estimate the fair value of our reporting unit and goodwill. Our reporting unit consists of our consolidated operations. While we are publicly traded on the NASDAQ stock exchange, we relied primarily on an income-based approach (discounted cash flows) to determine fair value. With respect to our discounted cash flow analysis, the timing and amount of future cash flows under our most recent business plan requires estimates, among other items, of expected future revenue growth rates, Modified EBITDA contributions, expected capital expenditures and required inputs such as discount rate and terminal value. Our growth rates consider historical results, industry trends and expected regulatory actions, technology changes, changes in our underlying cost structure, marketplace and economic factors, among other items, as well as the recent trends in declining revenue growth rates. The discount rate used in determining fair values of our reporting unit for purposes of our 2008 assessment was our weighted average cost of capital, or 10.5%. The cash flows are projected over an extended period of time, which subjects those assumptions and estimates to an even greater degree of uncertainty, and the discount rate applied to the cash flows, is subject to inherent uncertainties and actual results could vary from estimates. Our cash flows are dependent both on retaining the recurring revenue from existing customers and new and existing customer installations, maintaining an efficient operation and the level of capital expenditures. Because the level of capital expenditures is largely driven by customer installations, decreases to our cash flow levels resulting from slower customer installations could be mitigated with reduced capital expenditures. Our methodology for our 2008 assessment was consistent with the methodology used in prior years. Our 2008 assessment resulted in the determination that the carrying value of our reporting unit does not exceed its fair value.

To assess the sensitivity of the discount rate applied in our discounted cash flow analysis, a hypothetical 200 basis point increase in our weighted average cost of capital and resultant reduction in our fair value calculation would not have resulted in an impairment under our 2008 assessment. To assess the sensitivity of our future cash flow estimates used to derive the reporting units fair value for our 2008 assessment, we applied a hypothetical reduction of 20% to the estimated fair value of our reporting unit compared to the carrying value, and the consequential test would not have resulted in an impairment under our 2008 assessment.

2.	Addressing paragraph 30 of SFAS 142 and EITF D-101, tell us how you determined your one consolidated reporting unit. We note that you operate in 75 metropolitan markets.

tw telecom inc. response:

SFAS 142 paragraph 30 states, “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single operating unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components are a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

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We have one operating segment (see further discussion in our response to comment 8 below). One level below the operating segment is our operating regions consisting of eight geographic regions as of December 31, 2008. Within these eight geographic regions, we operate in 75 metropolitan markets. The component managers consist of Division Presidents and Regional Vice Presidents who review internal financial reporting of the operating regions monthly. The regional structure is further supported by Regional Finance Directors and Regional Operations Directors. The components, or operating regions, do not constitute a business as defined in paragraph 6 of EITF 98-3. The delivery of services to our customers is interdependent across our markets and regions and the individual markets and regions do not operate on an independent basis. Each of the eight operating regions relies on centralized shared resources for ordering, provisioning and design, customer care, network monitoring and maintenance, engineering, and information technology and applications; thus, each region does not have the necessary inputs and processes to operate on a self-sustaining basis. Based on these factors, we determined that our reporting unit is our one consolidated operating segment.

Furthermore, had the operating regions met the definition of a business, SFAS 142 allows two or more components of an operating segment to be aggregated and deemed a single reporting unit if the components have similar economic characteristics. SFAS 142 states that the criteria in SFAS 131 should be considered and EITF D-101 clarifies that all criteria are not required to be met to be considered economically similar. The operating regions would qualify for aggregation as the regions have similar products and services, processes, types of customers, regulatory environments, centralized shared resources, shared network assets and infrastructure; and goodwill is recoverable from two or more regions working in concert.

Impairment of Long-Lived Assets, page 36

3.	Tell us the regions you have identified. In addition, tell us how each region is the asset group that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. We note that you operate in 75 metropolitan markets.

tw telecom inc. response:

We operate in 75 metropolitan markets throughout the United States managed in eight geographic regions: Northeast, Atlantic, Southeast, Central, Midwest, South Central, Southwest and Pacific. The regional structure evolved over time as we connected our metropolitan fiber networks together geographically to adjacent markets driven by demand to connect our customers’ corporate offices to branch locations and data centers in nearby markets. Over time, we also built regional networks in Texas, Ohio, Indiana, North Carolina and Florida and acquired a western regional network through an acquisition in 2001. In addition, we have deployed significant shared infrastructure with regionally based voice over IP soft switches, long distance points of presence and IP-Gateway nodes which allows us to deliver services to our customers in multiple markets within the region.

With the acquisition of Xspedius in late 2006, we further strengthened our regional presence with 31 additional markets in seven of our eight regions, which has resulted in greater market density and provided further multi-city opportunities for our existing customer base and greater market reach for our acquired customer base.

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Because our regional networks support the generation of cash flow from our metropolitan markets within the regions and our revenue generated from any market is largely dependent on multi-city sales within the region, we determined that the regional level was the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Selected Consolidated and Combined Financial and Other Operating Data, page 29

Statements of Operations Data, page 40

4.	Refer to “Modified EBITDA” and footnote (5). Since you use this measure to evaluate liquidity as well as operating performance, also reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities.

tw telecom inc. response:

In future filings, we will include a reconciliation of Modified EBITDA to net cash flow provided by (used in) operating activities.

5.	In future filings, please disclose that management uses Modified EBITDA in determining levels of executive compensation.

tw telecom inc. response:

We note that as stated in our Compensation Discussion and Analysis, we do not presently tie incentive compensation specifically to any particular quantitative performance measures. In future filings, if Modified EBITDA performance was used as a factor in determining executive compensation, we will include a statement to that effect.

Net Income (Loss) and Modified EBITDA, pages 43 and 45

6.	Expand to discuss in more detail what the Modified EBITDA data tells you about your operating performance including prospects for the future.

tw telecom inc. response:

Based on our discussion with the Staff to clarify the Staff’s comment, we understand that you are suggesting that disclosure should be expanded to discuss in more detail what our M-EBITDA and margin results, and changes in M-EBITDA and margins tell us about how we are performing and our future prospects. We will expand our disclosure with the following language, or similar language:

For the twelve months ended December 31, 2008 and 2007, our Modified EBITDA has been sufficient to cover our capital expenditures and service our debt and we expect to generate sufficient Modified EBITDA in the foreseeable future to cover our expected capital expenditures and to cover our interest expense. Modified EBITDA margin in the twelve months ended December 31, 2008 expanded to near our pre-acquisition levels reflecting the achievement of significant synergies and the successful integration of our acquired operations. The investments we made in the last two years resulted in cost synergies and continue to contribute to cost efficiencies. While we anticipate achieving additional efficiencies, we expect any significant future margin improvement will have to result from revenue growth.

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Capital Expenditures and Requirements, page 49

7.	Disclose the nature and amounts of your discretionary and non-discretionary expected capital expenditures of approximately $250 million to $275 million. In addition, disclose the anticipated funding sources for these expenditures.

tw telecom inc. response:

Instead of using the term discretionary spending as it relates to the nature of our expected capital expenditures, we use the term “success based spending” which consists of short-to-medium length capital projects, in terms of time between capital spending to revenue generation, which are driven by customer opportunities. This includes costs to connect to new customer buildings with our fiber network and to install equipment in the customer’s premise to service customer demand as well as medium term capital projects such as extending our fiber network and adding capacity to our networks and central offices and IP backbone. Historically over 80% of total capital expenditures were for success based opportunities which is directly linked to the volume of installations. Success based spending can fluctuate as our volume of installations increases or decreases. We have disclosed that the expected capital expenditures of approximately $250 million to $275 million will primarily be success based spending. The remainder of our expected capital expenditures are for strategic market expansion opportunities to further expand our network reach in our existing markets, life cycle expenditures to replace older network components and investing in our IT systems to increase efficiencies in our back office operations. We generally do not make long-term commitments for capital expenditures and have the ability to adjust our capital expenditures if our cash from operations is lower than anticipated or if our sales volumes decline in response to economic conditions. In future filings, we will expand our disclosure on the nature and extent of expected future capital expenditures.

On page 50, the section entitled “Capital Resources”, which directly follows “Capital Expenditures and Requirements” in our Form 10-K, addresses our anticipated funding sources for our expected capital expenditures as follows:

“Based on current assumptions, we expect to generate sufficient cash from operations along with available cash on hand, including cash equivalents, and borrowing capacity under the Revolver to provide sufficient funds to meet our expected capital expenditure and liquidity needs to operate our business and service our debt for the foreseeable future.”

In future filings we will reference the “Capital Resources” section in the “Capital Expenditures and Requirements” section to address the anticipated funding sources for our future capital expenditures.

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Note 1. Segment Reporting, page 69

8.	Tell us the operating segments you identified under paragraphs 10-15 of SFAS 131. In addition, tell us in detail how you met the aggregation criteria under paragraph 17 including similar economic characteristics. We note that you operate in 75 metropolitan markets. We also note that your assessment of an impairment of your long-lived assets is based on estimated future undiscounted cash flows for each region.

tw telecom inc. response:

The Staff’s comment refers to aggregation. We do not aggregate segments because we have determined that we have only one operating segment in accordance with the criteria outlined in paragraphs 10-15 of SFAS 131. Paragraph 10 states, “An operating segment is a component of an enterprise: a. That engages in business activities from which it may earn revenues and incur expenses, b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess the performance, and c. For which discrete financial information is available.”

We have identified our chief operating decision maker (“CODM”) as both the Chief Executive Officer and the Chief Operating Officer. The CODM receives consolidated financial information and, on a more limited basis, certain regional results and metrics which are not as comprehensive as the consolidated financial information provided. The CODM focuses their review on our consolidated financial results. Significant resources that are allocated consist of 1) capital expenditures, 2) the network costs to support customer solutions and 3) headcount. Resources are not allocated based on regional results and metrics. Investment in capital spending for our markets is driven by individual customer sales that achieve a specified internal rate of return for the incremental capital to build into new customer locations, investments to increase capacity in the networks and central offices and life cycle capital spending to replace older network components. Capital expenditures for market expansions to extend our network reach and other infrastructure to support local market opportunities is based on business case models for opportunities in a particular market, rather than on regional results and metrics. Network costs are directly related to customer installations driven by individual customer sales. Additionally, investment in incremental sales and field-based headcount follows individual market opportunities, which is aligned with capital investment.

The delivery of services to customers is interdependent across markets, and each of the 75 markets and eight regions do not operate on an independent basis. Each of these regions and markets has the same product offerings and similar fiber networks and architecture which utilizes similar technologies and relies on centralized shared resources for ordering, provisioning and design, customer care, network monitoring and maintenance, engineering, and information technology and applications. We do not believe that it would be useful to users of the financial statements to view the financial results of the markets or regions separately.

Furthermore, our one reportable segment is comparable to the Wireline segment reported by our competitors, AT&T Inc., Verizon Communications Inc., Sprint Nextel Corporation, Cincinnati Bell Inc. and XO Holdings Inc. and the Communications segment reported by Level 3 Communications. Accordingly, we continue to believe that one reportable segment provides the most useful information to investors and readers of our consolidated financial statements.

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Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 34

9.	It appears from your disclosure on pages 34-38 that the Compensation Committee uses the two surveys listed at the top of page 36 for benchmarking purposes in additional to the peer group data. If so, you must identify the component companies of the surveys. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml tw telecom inc. response:

On an annual basis the compensation consultant assembles and analyzes data from both peer companies and survey data from a larger industry group and provides that analysis to the Compensation Committee. The survey data is derived from two database sources: the 2008 Mercer US Americas Executive Remuneration Database and the 2007/2008 Watson Wyatt Report on Top Management Compensation. The compensation consultant queries these databases for data from companies that are identified as telecommunications companies in the database and from companies in a broader group of industries that have annual revenue of $500 million to $2 billion. The compensation amounts shown in the database from all of these companies are averaged, with the telecommunications company data weighted on a 2 to 1 basis with the data from general industry group. The information in the database is provided by the respondent companies and is not verified. In addition, there is some overlap between the companies participating in the two surveys as well as some overlap between the survey companies and the peer companies, which cannot be eliminated due to system limitations. Further, some respondent companies do not provide data for all of the positions. As a result, there may be more overall responses for one position than another. Finally, the individual responses of the respondent companies included in the sample are confidential and are not provided to the Compensation Committee by the consultant. Our Compensation Committee is aware of the criteria that the compensation consultant uses to assemble the survey data, but is not given a list of either the telecommunications companies or the general industry companies whose data is represented in the averages that the consultant presents to them.

The responses from over 200 companies are included in the Mercer survey data that the compensation consultant used for its analysis. We do not believe that a listing of those companies would be informative or would provide material information to investors, especially since the Compensation Committee does not scrutinize or consider material the names of the individual respondent companies. In addition, such information may be somewhat misleading because the extent to which the companies respond may differ. The individual companies that responded in the Watson Wyatt survey are unavailable, but we believe it is a similarly large number.

The comparative compensation data that the compensation consultant assembles for the peer group companies that we disclose in the proxy statement is the Compensation Committee’s primary source of benchmarking information because the characteristics of

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those companies and their comparability to us are much more fully analyzed than the survey companies. In addition, the Compensation Committee reviews some performance data for those companies in order to have better context for the comparisons and the peer group data, unlike the survey data, is regressed to enhance comparability. Rather than including in our CD&A a long list of companies that we do not believe would provide additional insight into our compensation processes or decisions, we will, in future filings, provide additional information, similar to that provided above, regarding the way in which the compensation consultant selects and weights data from the surveys for its analysis, whether the Committee is advised of the names of the component companies and how the Committee utilizes the survey data.

Short-Term Incentives, page 37

10.	Please disclose the target payout as a percentage of base salary for each named executive officer.

tw telecom inc. response:

The target payouts under our short-term incentive plan as a percentage of base salary are as follows:

Larissa L. Herda, President, CEO and Chairman	175%
John T. Blount, Chief Operating Officer	100%
Mark A. Peters, Executive Vice President and Chief Financial Officer	75%
Paul B. Jones, Executive Vice President, General Counsel and Regulatory Policy	75%
Jill R. Stuart, Senior Vice President and Chief Accounting Officer	75%

These percentages are disclosed in the narratives under “Potential Payments Upon Termination or Change of Control”, but in future filings, we will include these percentages within the Compensation Discussion and Analysis (“CD&A”).

11.	You provide a list of individual performance factors on page 38 that the Compensation Committee and CEO considered in determining the amount of cash compensation awarded under the Annual Incentive Plan. Please discuss more specifically how the Committee and the CEO assessed each of the listed factors and determined to award the particular payout amounts.

tw telecom inc. response:

As we stated in our CD&A, for the named executive officers other than the CEO, the CEO made recommendations to the Compensation Committee regarding individual payout amounts, applying the factors that we disclosed, i.e., the individual’s impact on our results; their demonstration of strategic leadership and their leadership of people. Specifically, the CEO provides a performance rating for each of the named executives other than herself based on the disclosed qualitative factors, a narrative description of each individual’s accomplishments and specific recommendations of the payout amounts. These ratings are subjective, based on the

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CEO’s judgment of the individual’s performance as well as input from their peers. The Compensation Committee reviewed these recommendations, made their own qualitative assessment of the individuals’ performance against the individual performance factors based on the narrative provided as well as their own knowledge of the named executive’s performance and also considered the competitive position of total cash compensation of the executives to comparable positions at peer companies. We do not believe that it would be appropriate or useful to investors to disclose any information regarding the individual performance ratings for these named executives.

In addition, the general level of AIP payouts, being in the range of 100-110%, was also a reflection of the Compensation Committee’s general assessment of our 2008 performance against high level objectives with respect to customer experience, cost reduction through improved scale and profitable growth. In arriving at the 2008 payout amounts, the fact that Mr. Peters’ total cash compensation was below the peer companies for the comparable positions, in addition to his individual performance, influenced the Compensation Committee’s decision to award his 110% payout, while Mr. Blount’s 110% payout was largely due to the Compensation Committee’s recognition of Mr. Blount’s key role in our 2008 results.

In the case of the CEO, the Compensation Committee assessed, on a qualitative basis, our overall 2008 performance, as well as Ms. Herda’s performance with respect to the other four performance factors disclosed in the proxy statement. Their assessment of our performance was based on materials submitted by management describing the Company’s accomplishments and their qualitative evaluation of Ms. Herda’s performance with respect to the other four performance factors was based on their general knowledge of Ms. Herda’s individual performance and contributions. The Compensation Committee did not assign any particular ratings to Ms. Herda’s performance against the performance factors nor was any formula or weighting employed to arrive at the AIP amount awarded. Their evaluation process was subjective, involving the exercise of discretion and judgment.

In future filings, we will describe in material detail how the Compensation Committee and the CEO assessed each of the listed factors and determined to award the particular payout amounts, to the extent that this process can be further articulated.

12.	You disclose that the board determined that the performance-based RSUs granted in January 2007 should vest at 93% based upon the achievement of two performance measures. In future filings, please disclose, for each named executive officer, the performance targets and threshold levels for each performance goal. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goals. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations.

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tw telecom inc. response:

Currently, we do not have any equity awards outstanding, the vesting of which is conditioned upon the achievement of performance measures. If our Compensation Committee and Board of Directors determines to issue performance-based equity awards in the future that vest based on the achievement of performance measures, we will evaluate at that time whether we believe that disclosure of performance measures is not required because it would cause competitive harm, based on the particular performance measure that is chosen and other circumstances existing at the time, and whether we believe that disclosure of the performance measures constitutes material information that is necessary to an understanding of our compensation policies and decisions regarding the named executive officers (see Regulation S-K, Item 402(b) Instruction 1). If we believe that we have a sufficient basis to keep that information confidential or we are not required to disclose the information based on materiality, we would disclose, if applicable, how difficult it will be for the executive or how likely it will be for us to achieve the undisclosed performance goals.

Long-Term Equity Incentives, page 38

13.	We note your statement that in determining the size and type of equity awards granted to your named executive officers, the Compensation Committee considered the unvested values of prior equity grants and the value of equity granted to executives in comparable roles at peer group companies. We also note the range in amounts of options awarded to your named executive officers during fiscal 2008 from 120,000 to 500,000. Please explain what factors the Compensation Committee considered in its determination to award differing amounts of options to each of your named executive officers.

tw telecom inc. response:

As disclosed in our proxy statement on page 35, differences in compensation decisions for the named executives are largely a function of differences in the scope and impact of their positions and the competitive markets for those positions. The same factors explain the differences in decisions regarding equity grants. Historically, the equity grants to the CEO have been the largest, followed by the COO, CFO and then the General Counsel and CAO, based first on the scope and impact of those positions on our results, and secondly on the competitive market information available for each position, which as we disclosed on page 38 of the proxy statement, consists of the value of equity grants to executives at peer companies in comparable roles and the survey data described in the proxy statement where peer data was not directly comparable. That data generally suggested similar differences in grant sizes for the comparable positions at the peer companies. The Compensation Committee believes that these comparisons are appropriate because we compete with other companies for executive talent generally on a position by position basis. The unvested values of prior equity grants are considered primarily to determine the overall grant sizes that the Compensation Committee believes are needed for retention purposes, but did not materially impact the Compensation Committee’s determination to award differing amounts of options to each of the named executive officers.

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In future filings we will explain the factors the Compensation Committee considered in its determination to award differing amounts of options to each of the named executive officers.

************

As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact either Jill Stuart, Senior Vice President Accounting and Finance and Chief Accounting Officer at (303) 566-1269 or Tina Davis, Senior Vice President and Deputy General Counsel at (303) 566-1279.

Sincerely,

/s/ Mark A. Peters
Mark A. Peters
Executive Vice President and Chief Financial Officer

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